glanbia

Glanbia plc
Glanbia House
Kilkenny
Ireland

Telephone +353 56 7772200
Facsimile +353 56 7772222
www.glanbia.com

By DHL

24 August 2005

United States Securities and Exchange Commission,
Washington D.C. 20549
United States of America.

Issuer: Glanbia plc
File No. 82-4734

Dear Sirs,

Further to our last submission by letter dated 12 April, 2005, I now enclose herewith the information required by Rule 12g3 2(b) for the period 1 April, 2005 to 31 July, 2005.

I trust this meets with your requirements and I should be pleased to provide with any further information that you may require.

Yours faithfully,

John J Roche
Deputy Group Secretary

Encls.

dlw 9/30

GLANBIA plc

DOCUMENTS –

**IRISH AND LONDON STOCK EXCHANGES/
COMPANIES REGISTRATION OFFICE**

PERIOD FROM 1 April 2005 to 31 July 2005

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Notification of Interests of Directors and Connected Persons	5 April, 2005	Stock Exchange
2. Notification of Submission of 2004 Annual Report, Notice of 2005 Annual General Meeting and Proxy Form to the UK Listing Authority	15 April, 2005	Stock Exchange
3. Submission of 2004 Annual Report, Notice of 2005 Annual General Meeting and Proxy Form to the UK Listing Authority	15 April, 2005	Stock Exchange
4. Updating Statement Annual General Meeting	17 May, 2005	Stock Exchange
5. Statutory Form G1 and revised Memorandum and Articles of Association	17 May, 2005	Companies Registration Office
6. Notification of Resolutions passed at Annual General Meeting	18 May, 2005	Stock Exchange
7. Notification of New Chairman and Board Appointments at Glanbia plc	9 June, 2005	Stock Exchange
8. Notification of Interests of Directors and Connected Persons	9 June, 2005	Stock Exchange

Document	Effective Date	Entity requiring item
9. Notification of Interests of Directors and Connected Persons	9 June, 2005	Stock Exchange
10. Statutory Form B10 in respect of the appointment of Michael Horan as secretary in place of Siobhan Talbot	9 June, 2005	Companies Registration Office
11. Statutory Form B10 in respect of the resignation of Thomas Heffernan as director	9 June, 2005	Companies Registration Office
12. Statutory Form B10 in respect of the resignation of Thomas Corcoran as director	9 June, 2005	Companies Registration Office
13. Statutory Form B10 in respect of the appointment of Paul Haran as director	9 June, 2005	Companies Registration Office
14. Statutory Form B10 in respect of the appointment of Matthew Merrick as director	9 June, 2005	Companies Registration Office
15. Statutory Form B10 in respect of the appointment of Michael Keane as director	9 June, 2005	Companies Registration Office
16. Notification of Interests of Directors and Connected Persons	15 June, 2005	Stock Exchange

financial express

Glanbia PLC
5 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

GLANBIA PLC

2) NAME OF DIRECTOR

JEREMIAH VINCENT LISTON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

SOLE A/C: DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

TO BE REGISTERED IN SOLE NAME OF JEREMIAH (JERRY) LISTON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES - BENEFICIAL

7) Number of shares/amount of stock acquired

5,000

8) Percentage of issued Class

NEGLIGIBLE

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

ORDINARY €0.06

12) Price per share

€2.69

13) Date of transaction

05.04.05

14) Date company informed

05.04.05

15) Total holding following this notification

5,000

16) Total percentage holding of issued class following this notification

NEGLIGIBLE

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JOHN ROCHE
+353 56 7772212

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 5 APRIL 2005

File No. 82 - 4734

Document No. 2
2005

financial express

Glanbia PLC
15 April 2005

Glanbia plc

2004 Annual Report / Notice of 2005 AGM / Proxy Form

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone Number: (0) 20 7676 1000.

ENDS.

glanbia

2005 Annual General Meeting
Form of Proxy

Newpark Hotel, Kilkenny, Ireland
on Tuesday 17 May 2005 at 11.00 am

Document No: 3
2005

Please indicate with an "X" in the spaces below how you wish the Proxy to vote (see note 4 below)

RESOLUTIONS	For	Against
1. To receive and consider the financial statements and reports	☐	☐
2. Final dividend on ordinary shares	☐	☐
3. Re-appointment of directors retiring by rotation:		
(a) Mr TP Corcoran	☐	☐
(b) Mr GJ Meagher	☐	☐
(c) Mr JJ Miller	☐	☐
(d) Mr JV Quinlan	☐	☐
(e) Mr GE Stanley	☐	☐
4. Re-appointment of director appointed since last Annual General Meeting:		
Mr JG Fitzgerald	☐	☐
5. Remuneration of auditors	☐	☐
6. Special Resolution: Disapplication of Pre-Emption Rights	☐	☐
7. Special Resolution: Purchase of Company Shares	☐	☐
8. Special Resolution: Treasury Shares	☐	☐

I/We being a holder/holders of Ordinary Shares of Glanbia plc and entitled to vote, hereby appoint the Chairman of the meeting (see note 3 below)

....

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the holders of Ordinary Shares of the Company to be held on Tuesday 17 May 2005 at 11.00 am and at any adjournment thereof.

NOTES:

1. This instrument of proxy, to be valid, should be returned, by hand or by post, to the Registrar of the Company, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, or by facsimile transmission to facsimile number: 01-216 3151 to arrive not less than 48 hours before the time appointed for the holding of the meeting.
2. In the case of a corporate shareholder, this instrument may be either under its common seal or under the hand of an officer or attorney authorised in that behalf.
3. If you wish to appoint a proxy other than the Chairman of the meeting, please insert his or her name and address and delete "the Chairman of the meeting".
4. If this instrument is signed and returned but without any indication as to how the person appointed proxy shall vote, he will exercise his or her discretion as to how he votes and whether or not he abstains from voting.
5. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the registered holder(s) and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.
6. Any alterations made in this form to be initialled.
7. This form, which is personalised, may only be used in respect of the shareholding of which details are shown above. Any alteration to such details, or any attempt to use the Form in respect of any other shareholding, may render the Form invalid.

Signature .... Date ....

Detach here

glanbia

Glanbia plc # Attendance Card

Please sign and bring this card with you to the meeting — it will facilitate registration and entry to the meeting.

Annual General Meeting
Newpark Hotel, Kilkenny, Ireland
on Tuesday 17 May 2005 at 11.00 am.

Signature of Shareholder ....

If you are a proxy
Name of proxy (Block Letters) ________________________

Signature ________________________

Notice of 2005 Annual General /

Document No: 3
2005

Notice is hereby given that the Seventeenth Annual General Meetinç
at the Newpark Hotel, Kilkenny, on Tuesday, 17 May 2005 at 11.00am for the following purposes:

1. To receive and consider the financial statements for the year ended 1 January 2005 and the reports of the Directors and auditors thereon (Resolution 1).

2. To declare a final dividend of 3.09 cent per share on the ordinary shares for the year ended 1 January 2005 (Resolution 2).

3. To re-appoint the following Directors who retire in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-appointment:

Mr TP Corcoran	(Resolution 3(a))
Mr GJ Meagher	(Resolution 3(b))
Mr JJ Miller	(Resolution 3(c))
Mr JV Quinlan	(Resolution 3(d))
Mr GE Stanley	(Resolution 3(e))

4. To re-appoint the following Director who was appointed a Director since the last Annual General Meeting and who, in accordance with the Articles of Association of the Company, retires and, being eligible, offers himself for re-appointment.

   Mr JG Fitzgerald (Resolution 4)

5. To authorise the Directors to fix the remuneration of the auditors for the 2005 financial year (Resolution 5).

As special business to consider and, if thought fit, pass the following resolutions:

6. As a special resolution (Resolution 6):

"That the Directors of the Company are hereby empowered, pursuant to Section 24(1) of the Companies (Amendment) Act, 1983, to allot equity securities (as defined by Section 23 of that Act) for cash pursuant to the authority conferred by the ordinary resolution of the Company passed as Resolution 5 at the Annual General Meeting of the Company held on 22 May 2002 as if Section 23(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders (other than those holders with registered addresses outside the State to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) and/or any person having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including without limitation any holders of options under any of the Company's share option schemes for the time being in force) where the equity securities respectively attributable to the interests of such ordinary shareholders or such persons are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them or for which they are entitled to subscribe or convert into and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with regulatory requirements, legal or practical problems in respect of overseas shareholders, fractional elements or otherwise; and

(ii) the allotment of equity securities (other than pursuant to any such issue as aforesaid) up to a maximum aggregate nominal value of €801,348.96 being equivalent to approximately 4.6% of the aggregate nominal value of the issued ordinary share capital of the Company for the time being

Provided that

(a) the power hereby conferred shall expire at the close of business on the earlier of the date on which the Annual General Meeting of the Company is held in the year 2006 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is renewed, revoked or extended prior to such date; and

(b) the Company may make before such expiry an offer or agreement which would or might require equity

glanbia

securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement notwithstanding that the power hereby conferred has expired; and

(c) any power conferred on the Directors to allot equity securities in accordance with Section 24(1)(a) of that Act which is in force immediately before this resolution is passed or deemed to be passed is hereby revoked."

7. As a special resolution (Resolution 7):

"That the Company and/or any of its subsidiaries (as defined by Section 155 of the Companies Act, 1963) be and are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class in the Company ("the Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject, however, to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a) the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this resolution;

(b) the minimum price, which may be paid for any Share, shall be the nominal value of the Share;

(c) the maximum price which may be paid for any Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of those five business days;

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for that day; and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

(d) if the London Stock Exchange plc is prescribed as a recognised stock exchange for the purposes of Section 212 of the Companies Act, 1990, then, with effect from the close of business on the day on which the London Stock Exchange plc is so prescribed, the authority conferred by this resolution shall include authority to make market purchases of Shares on the London Stock Exchange plc, provided that (A) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto and (B) the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following:

"(iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for that day, and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price."

and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2006 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied, revoked or renewed in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may enter before such expiry into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

8. As a special resolution (Resolution 8):

"That for the purposes of Section 209 of the Companies Act, 1990 the re-issue price range at which any treasury shares (as defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the Appropriate Price; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95% of the Appropriate Price;

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury shares to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of these five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for the day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price shall be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2006 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990."

By order of the Board

Siobhán Talbot
Group Secretary

Registered Office:
Glanbia House
Kilkenny

1 March 2005

Notes

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend, speak and vote instead of him. For this purpose an instrument of proxy is enclosed. A proxy need not be a member of the Company.

2. To be effective, the form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power or authority) should be returned by hand or by post to the Registrar of the Company, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, or by facsimile transmission to the facsimile number printed on the form of proxy to arrive not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

3. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

4. Completing and returning a form of proxy will not preclude a member from attending and voting at the meeting should he so wish.

5. The Company, pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations 1996, specifies that only those shareholders registered in the register of members of the Company as at 11.00am on 15 May 2005 (or in the case of an adjournment as at 48 hours before the time appointed for the holding of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.

financial express

File No. 82 - 4734

Document No. 4
2005

Glanbia PLC
17 May 2005

UPDATING STATEMENT - AGM

GLANBIA EXPECTS TO MEET EXPECTATIONS FOR FULL YEAR

Addressing shareholders at the AGM of Glanbia plc today, Group Managing Director, John Moloney, outlined the further significant progress the Group had made in 2004 and said Glanbia is now focused on core areas for development in Consumer Foods, Food Ingredients and the evolving Nutritionals business.

Mr Moloney said that as anticipated the Group has experienced trading challenges in the first half of the year, principally in Agribusiness and its Irish milk processing businesses. He added that as markets currently stand the Group expects to meet market expectations for the full year.

Chairman, Tom Corcoran added that the Group is on target to complete two major strategic international dairy processing investments. Milk powder production has commenced in Nigeria in the Glanbia joint venture with PZ Cussons plc and the major cheese and whey processing joint venture in New Mexico is on track to being commissioned at the end of the year.

ENDS

17 May 2004

Enquiries to: Geraldine Kearney, Group Director of Corporate Communications
Tel: 00 353 (0) 56 777 2357
Mobile: 00 353 (0) 87 231 9430

This information is provided by RNS

The company news service from the London Stock Exchange

File No. 82 - 4734

Company No. 129933

Document No: 5
2005

SPECIAL RESOLUTIONS

OF

GLANBIA PUBLIC LIMITED COMPANY

PASSED: 17TH MAY, 2005

At the Annual General Meeting of the Members of the said Company, duly convened and held at Newpark Hotel, Kilkenny on Tuesday, 17 May, 2005, the following special resolutions were passed:-

1. "That the Directors of the Company are hereby empowered, pursuant to Section 24(1) of the Companies (Amendment) Act, 1983, to allot equity securities (as defined by Section 23 of that Act) for cash pursuant to the authority conferred by the ordinary resolution of the Company passed as Resolution 5 at the annual general meeting of the Company held on 22 May 2002 as if Section 23(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

   (i) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders (other than those holders with registered addresses outside the State to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) and/or any person having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including without limitation any holders of options under any of the Company's share option schemes for the time being in force) where the equity securities respectively attributable to the interests of such ordinary shareholders or such persons are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them or for which they are entitled to subscribe or convert into and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with regulatory requirements, legal or practical problems in respect of overseas shareholders, fractional elements or otherwise; and

   (ii) the allotment of equity securities (other than pursuant to any such issue as aforesaid) up to a maximum aggregate nominal value of €801,348.96 being equivalent to approximately 4.6% of the aggregate nominal value of the issued ordinary share capital of the Company for the time being

   Provided that

   (a) the power hereby conferred shall expire at the close of business on the earlier of the date on which the Annual General Meeting of the Company is held in the year 2006 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is renewed, revoked or extended prior to such date; and

   (b) the Company may make before such expiry an offer or agreement which would or might require equity securities to be allotted after such expiry and the

Directors may allot equity securities in pursuance of such an offer or agreement notwithstanding that the power hereby conferred has expired; and

(c) any power conferred on the Directors to allot equity securities in accordance with Section 24(1)(a) of that Act which is in force immediately before this resolution is passed or deemed to be passed is hereby revoked."

2. That the Company and/or any of its subsidiaries (as defined by Section 155 of the Companies Act, 1963) be and are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class in the Company ("the Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject, however, to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a) the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this resolution;

(b) the minimum price, which may be paid for any Share, shall be the nominal value of the Share;

(c) the maximum price which may be paid for any Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of those five business days;

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for that day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

(d) if the London Stock Exchange plc is prescribed as a recognised stock exchange for the purposes of Section 212 of the Companies Act, 1990, then, with effect from the close of business on the day on which the London Stock Exchange plc is

so prescribed, the authority conferred by this resolution shall include authority to make market purchases of Shares on the London Stock Exchange plc, provided that (A) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto and (B) the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following :

"(iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for that day, and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price."

and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2006 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied, revoked or renewed in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may enter before such expiry into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

3. "That for the purposes of Section 209 of the Companies Act, 1990 the re-issue price range at which any treasury shares (as defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the Appropriate Price; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95% of the Appropriate Price;

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury shares to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of these five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for the day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price shall be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2006 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990."

I hereby certify that the above particulars are correct

Signature: [signature]

Name: SIOBHÁN TALBOT Block Capitals Please
Director/Secretary

Date: 23 MAY 2005

Presenters Name: Glanbia plc

Address: Group Secretariat Department, Glanbia House, Kilkenny

Telephone No: 056 77 72355

Reference: John Roche/Olivia Kennington

File No. 82 - 4734

Document No. 6
2005

financial express

Glanbia PLC
18 May 2005

Glanbia plc

Resolutions passed at 2005 Annual General Meeting

Copies of all resolutions passed at the Annual General Meeting of the Company held on 17 May 2005 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone Number: (0) 20 7676 1000.

ENDS.

This information is provided by RNS
The company news service from the London Stock Exchange

Notice of 2005 Annual General I

Document No: 5
2005

Notice is hereby given that the Seventeenth Annual General Meetinç
at the Newpark Hotel, Kilkenny, on Tuesday, 17 May 2005 at 11.00am for the following purposes:

1. To receive and consider the financial statements for the year ended 1 January 2005 and the reports of the Directors and auditors thereon (Resolution 1).

2. To declare a final dividend of 3.09 cent per share on the ordinary shares for the year ended 1 January 2005 (Resolution 2).

3. To re-appoint the following Directors who retire in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-appointment:

Mr TP Corcoran	(Resolution 3(a))
Mr GJ Meagher	(Resolution 3(b))
Mr JJ Miller	(Resolution 3(c))
Mr JV Quinlan	(Resolution 3(d))
Mr GE Stanley	(Resolution 3(e))

4. To re-appoint the following Director who was appointed a Director since the last Annual General Meeting and who, in accordance with the Articles of Association of the Company, retires and, being eligible, offers himself for re-appointment.

   Mr JG Fitzgerald (Resolution 4)

5. To authorise the Directors to fix the remuneration of the auditors for the 2005 financial year (Resolution 5).

As special business to consider and, if thought fit, pass the following resolutions:

6. As a special resolution (Resolution 6):

"That the Directors of the Company are hereby empowered, pursuant to Section 24(1) of the Companies (Amendment) Act, 1983, to allot equity securities (as defined by Section 23 of that Act) for cash pursuant to the authority conferred by the ordinary resolution of the Company passed as Resolution 5 at the Annual General Meeting of the Company held on 22 May 2002 as if Section 23(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders (other than those holders with registered addresses outside the State to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) and/or any person having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including without limitation any holders of options under any of the Company's share option schemes for the time being in force) where the equity securities respectively attributable to the interests of such ordinary shareholders or such persons are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them or for which they are entitled to subscribe or convert into and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with regulatory requirements, legal or practical problems in respect of overseas shareholders, fractional elements or otherwise; and

(ii) the allotment of equity securities (other than pursuant to any such issue as aforesaid) up to a maximum aggregate nominal value of €801,348.96 being equivalent to approximately 4.6% of the aggregate nominal value of the issued ordinary share capital of the Company for the time being

Provided that

(a) the power hereby conferred shall expire at the close of business on the earlier of the date on which the Annual General Meeting of the Company is held in the year 2006 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is renewed, revoked or extended prior to such date; and

(b) the Company may make before such expiry an offer or agreement which would or might require equity

glanbia

securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement notwithstanding that the power hereby conferred has expired; and

(c) any power conferred on the Directors to allot equity securities in accordance with Section 24(1)(a) of that Act which is in force immediately before this resolution is passed or deemed to be passed is hereby revoked."

7. As a *special resolution* (Resolution 7):

"That the Company and/or any of its subsidiaries (as defined by Section 155 of the Companies Act, 1963) be and are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class in the Company ("the Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject, however, to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a) the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this resolution;

(b) the minimum price, which may be paid for any Share, shall be the nominal value of the Share;

(c) the maximum price which may be paid for any Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of those five business days;

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for that day; and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

(d) if the London Stock Exchange plc is prescribed as a recognised stock exchange for the purposes of Section 212 of the Companies Act, 1990, then, with effect from the close of business on the day on which the London Stock Exchange plc is so prescribed, the authority conferred by this resolution shall include authority to make market purchases of Shares on the London Stock Exchange plc, provided that (A) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto and (B) the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following:

"(iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for that day, and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price."

and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2006 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied, revoked or renewed in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may enter before such expiry into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

8. As a special resolution (Resolution 8):

"That for the purposes of Section 209 of the Companies Act, 1990 the re-issue price range at which any treasury shares (as defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the Appropriate Price; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95% of the Appropriate Price;

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury shares to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of these five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for the day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price shall be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2006 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990."

By order of the Board

Siobhán Talbot
Group Secretary

Registered Office:
Glanbia House
Kilkenny

1 March 2005

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend, speak and vote instead of him. For this purpose an instrument of proxy is enclosed. A proxy need not be a member of the Company.

2. To be effective, the form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power or authority) should be returned by hand or by post to the Registrar of the Company, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, or by facsimile transmission to the facsimile number printed on the form of proxy to arrive not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

3. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

4. Completing and returning a form of proxy will not preclude a member from attending and voting at the meeting should he so wish.

5. The Company, pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations 1996, specifies that only those shareholders registered in the register of members of the Company as at 11.00am on 15 May 2005 (or in the case of an adjournment as at 48 hours before the time appointed for the holding of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.

glanbia

Glanbia plc
Glanbia House
Kilkenny, Ireland

Tel. +353 56 777 2200
Fax. +353 56 777 2222
www.glanbia.com

File No. 82 - 4734

Document No. 7
2005

financial express

Glanbia PLC
09 June 2005

New Chairman and Board appointments at Glanbia plc

At the Board meeting of Glanbia plc today (9 June), Mr Michael Walsh was elected Chairman, succeeding Mr Tom Corcoran who has retired as Chairman and Director of the Company.

Mr Walsh has been Vice Chairman of the Board since 1996. He has also been appointed Chairman of Glanbia Co-operative Society Limited and is a Director of the Irish Co-operative Organisation Society Limited and the Irish Dairy Board Co-operative Limited. He farms at Graiguenamanagh, Co. Kilkenny.

The Board also elected Mr Victor Quinlan B.Agr.Sc. as Vice-Chairman of the Board in succession to Mr Walsh. He has also been appointed Vice-Chairman of Glanbia Co-operative Society Limited and is a Director of a number of Irish companies including Irish Sugar Limited and Malting Company of Ireland Limited.

Mr Liam Herlihy continues in his capacity as a Vice-Chairman of the Board.

The Board of Glanbia plc also announces the appointment of three new non-executive Directors, Mr Paul Haran B.Sc., M.Sc., Mr Matthew Merrick and Mr Michael Keane and the retirement of Mr Thomas Heffernan as a Director.

Mr Paul Haran retired last year as Secretary General of the Department of Enterprise, Trade and Employment at the end of his 7-year term of office. He also serves on the Court of Directors of Bank of Ireland and on the Boards of the Irish Management Institute, the Mater Hospital Private and the Michael Smurfit Graduate School of Business. He was also recently appointed by the Minister for Justice and Law Reform to chair the Working Group on Legal Costs.

Mr Keane and Mr Merrick are both farmers and Directors of Glanbia Co-operative Society Limited.

Mr Haran has advised the Company that, other than his recent appointments to the Court of Bank of Ireland and Glanbia plc, he has not held at any time in the previous five years and does not currently hold, any other directorships in any publicly-quoted company, and has no further details to be disclosed under Paragraph 16.4, Chapter 16 of the Listing Rules.

Messrs Keane and Merrick have notified the Company that they have no details to be disclosed as required under Paragraph 16.4, Chapter 16 of the Listing Rules.

ENDS 9 June 2005

Issued by: Corporate Communications, Glanbia plc.
Contact: Geraldine Kearney, Director of Communications,
Tel: 056-7772357 / 087-2319 430

File No. 82 - 4734

Document No. 8
2005

financial express

Glanbia PLC
09 June 2005

Glanbia plc: Notification of Interests of Director - Mr. Michael Keane

Nature of Transaction:	Appointment as Director on 9 June, 2005
Description of shares:	Ordinary €0.06
Date of Disclosure:	9 June, 2005

Shares:

Number of shares:	22,104 Ordinary Shares of €0.06 each, of which 18,752 are registered in his name and 3,352 are registered in the name of his spouse, Bridgid Keane

---

9 June, 2005

This information is provided by RNS
The company news service from the London Stock Exchange

File No. 82 - 4734

Document No. 9
2005

financial express

Glanbia PLC
09 June 2005

Glanbia plc: Notification of Interests of Director - Mr Paul Haran

Nature of Transaction: Appointment as Director on 9 June, 2005

Description of shares: Ordinary €0.06

Date of Disclosure: 9 June, 2005

Shares:

Number of shares: 7,462 Ordinary Shares of €0.06 each

---

9 June, 2005

Glanbia plc
Group Secretariat Department
Glanbia House
Kilkenny
056-7772200

B10 Submission id: 4275575
B10: Company Number: 129933
Company Name: Glanbia plc

Send To
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

File No. 82 - 4734

Document No: 10
2005

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Director: Geoffrey Joseph Meagher

Signature

10/06/2005
Date

Please ensure that the consent page is signed and attached to this signature page.

Legal references:

Collective Citation:
Companies Acts, 1963 to 2003

Attachments:

Glanbia plc
Group Secretariat Department
Glanbia House
Kilkenny
056-7772200

B10: Company Number: 129933
Company Name: Glanbia plc

Send To
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Consent Page

I hereby consent to act for: Glanbia plc

as (please tick):

[ ] director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

[✓] secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature of Michael Horan

10/06/2005
Date

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 9 June 2005

Company details

Company number 129933

Company name Glanbia plc

Give notice of the following change(s)

1

Type of event Termination of relationship

Type of relationship Secretaryship

2

Type of event Commencement of relationship

Type of relationship Secretaryship

Particulars of director / secretary (1)

1 Termination of relationship Secretaryship

Type of entity Irish resident individual

Individual details

Surname Talbot

Forename Hannah

Other forename Josephine (known as Siobhan)

Particulars of director / secretary (2)

2 Commencement of relationship Secretaryship

Type of entity	Irish resident individual

Individual details

Surname	Horan
Forename	Michael
Address	'Westcroft', Beechpark Avenue Castleknock, Dublin 15

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

Type of Signature	Signature as Director
Type of entity	Irish resident individual

Individual details

Surname	Meagher
Forename	Geoffrey
Other forename	Joseph

Particulars of the presenter

Reference

Reference Number	6775

Presenter details

Type of entity	Irish registered Company
Name	Glanbia plc
Address	Group Secretariat Department Glanbia House Kilkenny
Care Of Name	
E-mail address	jroche@glanbia.ie
Telephone number	056-7772200
Fax number	

Legal references

Collective Citation:
Companies Acts, 1963 to 2003

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

Glanbia plc
Group Secretariat Department
Glanbia House
Kilkenny
056-7772200

id: 4275441
B10: Company Number: 129933
Company Name: Glanbia plc

Send To
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

File No. 82 - 4734

Document No: 11
2005

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Director: Geoffrey Joseph Meagher

Signature

10/06/2005
Date

Legal references:

Collective Citation:
Companies Acts, 1963 to 2003

Attachments:

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 9 June 2005

Company details

Company number 129933

Company name Glanbia plc

Give notice of the following change(s)

1

Type of event Termination of relationship

Type of relationship Directorship

Particulars of director / secretary (1)

1 Termination of relationship Directorship

Type of entity Irish resident individual

Individual details

Surname Heffernan

Forename Thomas

Other forename Patrick

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

Type of Signature Signature as Director

Type of entity Irish resident individual

Individual details

Surname Meagher

Forename Geoffrey

Other forename Joseph

Particulars of the presenter

Reference

Reference Number	7212

Presenter details

Type of entity	Irish registered Company
Name	Glanbia plc
Address	Group Secretariat Department Glanbia House Kilkenny
Care Of Name	
E-mail address	jroche@glanbia.ie
Telephone number	056-7772200
Fax number	

Legal references

Collective Citation:
Companies Acts, 1963 to 2003

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

Presenter:
Glanbia plc
Group Secretariat Department
Glanbia House
Kilkenny
056-7772200

3: 42754 52
B10: Company Number: 129933
Company Name: Glanbia plc

Send To
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

File No. 82 - 4734

Document No: 12
2005

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Director: Geoffrey Joseph Meagher

Signature: [signature] Date: 10/06/2005

Legal references:

Collective Citation:
Companies Acts, 1963 to 2003

Attachments:

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect	9 June 2005

Company details

Company number	129933
Company name	Glanbia plc

Give notice of the following change(s)

1

Type of event	Termination of relationship
Type of relationship	Directorship

Particulars of director / secretary (1)

1 Termination of relationship Directorship

Type of entity	Irish resident individual

Individual details

Surname	Corcoran
Forename	Thomas
Other forename	Patrick

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

Type of Signature	Signature as Director
Type of entity	Irish resident individual

Individual details

Surname	Meagher
Forename	Geoffrey
Other forename	Joseph

Particulars of the presenter

Reference

Reference Number	7213

Presenter details

Type of entity	Irish registered Company
Name	Glanbia plc
Address	Group Secretariat Department Glanbia House Kilkenny
Care Of Name	
E-mail address	jroche@glanbia.ie
Telephone number	056-7772200
Fax number	

Legal references

Collective Citation:
Companies Acts, 1963 to 2003

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

S195 Companies Act 1963 (inserted by s51 Companies Act 1990, and amended by s47 Companies (Amendment)(No. 2) Act 1999 and by s91 Company Law Enforcement Act 2001)
S249A Companies Act 1990 (inserted by s107 Company Law Enforcement Act 2001)
S43, s44 (other than subsection (2)) and s45 (other than subsections (3)(b) and (5)) Companies (Amendment)(No. 2) Act 1999
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

AN

Document No: 13
2005

CRO receipt date stamp

Companies Acts, 1963 to 2003

B10

Tick box if bond is attached [ ]
note six

Company Number 1 2 9 9 3 3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*: Glanbia plc

Change(s) *note one*: That Paul Haran was appointed as Director

Date change(s) take(s) effect: Day 09 Month 06 Year 2005

New Secretary/ Director *including shadow/ alternate director*

Please give details below of the person who has consented in writing to become secretary and/ or director.
(continued overleaf) note two

Surname *note three*	Haran	Former Surname *note four*:
Forename *note three*	Paul	Former Forename *note four*:
Date of birth *note five*	Day 25 Month 05 Year 1957	Irish Resident *note six* [X] Alternate Director *note seven* [ ]
Residential address *note three*	20 Ballyroan Park, Templeogue, Dublin 16, Ireland	
usiness occupation *note five*	Director	Nationality *note five*: Irish
Other directorships	Company *note eight*: See continuation sheet	Place of Incorporation *note nine*: Company Number:

Consent *note ten*

I hereby consent to act as:

[X] director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

[ ] secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature [signature] Date 9 - June - 2005

Continue overleaf for certification

Presenter Details

Name	Glanbia plc
Address	Group Secretariat Department, Glanbia House, Kilkenny
DX Number	DX Exchange
Telephone Number	056-7772200 Fax Number
Email	jroche@glanbia.ie Reference Number

director

note three

Forename | Former Forename *note four*

note three

Day Month Year

Date of birth *note five* | Irish Resident *note six* | Alternate Director *note seven*

Residential address *note three*

Business occupation *note five* | Nationality *note five*

Company *note eight* | Place of Incorporation *note nine* | Company Number

Other directorships

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature | Date

Surname | Former Surname *note four*

note three

Forename | Former Forename *note four*

note three

Day Month Year

Date of birth *note five* | Irish Resident *note six* | Alternate Director *note seven*

Residential address *note three*

Business occupation *note five* | Nationality *note five*

Company *note eight* | Place of Incorporation *note nine* | Company Number

Other directorships

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature | Date

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B10.

Signature [signature]

Name *in bold capitals or typescript* GEOFFREY JOSEPH MEAGHER

☑ Director ☐ Secretary *note eleven* Date 9/6/2005

Director's Name Paul Martin Haran

Other directorships

note eight

Applicable to directors only. State the company name and number of other bodies corporate, whether incorporated in the State or elsewhere, of which the person is or has been director. Exceptions to this rule are made for bodies (a) of which the person has not been a director at any time during the past 10 years; (b) which the company is (or was at the relevant time) a wholly owned subsidiary; (c) which ·e (or were at the relev. .ime) wholly owned subsidiaries of the company. Pursuant to s45(1) Companies (Amendment) (No.2) Act 1999, a person shall not at a particular time be a director of more than 25 Irish-registered companies. However, under s45(3) of the Act, certain directorships are not reckoned for the purposes of s45(1). For further information, see CRO Information Leaflet No.1.

note nine

Place of incorporation if outside the State

Company Name *note eight*	Place of Incorporation *note nine*	Company Number	Resigned
"Irish Management Institute" (Foras Bainistiochta na H-Eireann)		15151	
Copperway Limited		324045	
Forfas		9510083E	31/10/2004
The Governor and Company of the Bank of Ireland		C1	

LUEPRINT 2000

S195 Companies Act 1963 (inserted by s51 Companies Act 1990, and amended by s47 Companies (Amendment)(No. 2) Act 1999 and by s91 Company Law Enforcement Act 2001)
S249A Companies Act 1990 (inserted by s107 Company Law Enforcement Act 2001)
S43, s44 (other than subsection (2)) and s45 (other than subsections (3)(b) and (5)) Companies (Amendment)(No. 2) Act 1999
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

A

Document No: 14
2005

CRO receipt date stamp

Companies Acts, 1963 to 2003

B10

Tick box if bond is attached [ ]
note six

Company Number 1 2 9 9 3 3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*: Glanbia plc

Change(s) *note one*: That Matthew James Merrick was appointed as Director

Date change(s) take(s) effect: Day 09 Month 06 Year 2005

New Secretary/ Director *including shadow/ alternate director*

Please give details below of the person who has consented in writing to become secretary and/ or director. *(continued overleaf) note two*

Surname *note three*	Merrick	Former Surname *note four*	
Forename *note three*	Matthew James	Former Forename *note four*	

Date of birth *note five*: Day 16 Month 12 Year 1951 — Irish Resident *note six* [X] — Alternate Director *note seven* [ ]

Residential address *note three*: Shean, Edenderry, Co. Offaly, Ireland

Business occupation *note five*: Farmer — Nationality *note five*: Irish

	Company *note eight*	Place of Incorporation *note nine*	Company Number
Other directorships	SEE CONTINUATION SHEET		

Consent *note ten*

I hereby consent to act as:

[X] director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

[ ] secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature: Matt Merrick — Date: 9/6/2005

Continue overleaf for certification

Presenter Details

Name	Glanbia plc		
Address	Group Secretariat Department, Glanbia House, Kilkenny		
DX Number		DX Exchange	
Telephone Number	056-7772200	Fax Number	
Email	jroche@glanbia.ie	Reference Number	

director

note three

Forename | Former Forename *note four*

note three

Date of birth *note five*: Day Month Year — Irish Resident *note six* — Alternate Director *note seven*

Residential address *note three*

Business occupation *note five* — Nationality *note five*

Other directorships: Company *note eight* | Place of Incorporation *note nine* | Company Number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature | Date

Surname | Former Surname *note four*

note three

Forename | Former Forename *note four*

note three

Date of birth *note five*: Day Month Year — Irish Resident *note six* — Alternate Director *note seven*

Residential address *note three*

Business occupation *note five* — Nationality *note five*

Other directorships: Company *note eight* | Place of Incorporation *note nine* | Company Number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature | Date

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B10.

Signature [signature]

Name *in bold capitals or typescript*: GEOFFREY JOSEPH MEAGHER

☑ Director ☐ Secretary *note eleven* Date 9/6/2005

Director's Name Matthew James Merrick

Other directorships

note eight
Applicable to directors only. State the company name and number of other bodies corporate, whether incorporated in the State or elsewhere, of which the person is or has been director. Exceptions to this rule are made for bodies (a) of which the person has not been a director at any time during the past 10 years; (b) which the company is (or was at the relevant time) a wholly owned subsidiary; (c) wh^h are (or were at the r(.nt time) wholly owned subsidiaries of the company. Pursuant to s45(1) Companies (Amendment) (No.2) Act 1999, a person shall not at a particular time be a director of more than 25 Irish-registered companies. However, under s45(3) of the Act, certain directorships are not reckoned for the purposes of s45(1). For further information, see CRO Information Leaflet No.1.

Note nine
Place of incorporation if outside the State

Company Name *note eight*	Place of Incorporation *note nine*	Company Number	Resigned
Feirmeoiri Aontuithe na hEireann Teoranta		36731	
Frs People Placements (South Midlands) Limited		340990	
Glanbia Co-operative Society Limited		4928 R	
Irish Farm Accounts Co-operative Society Limited		2802507A	
Midland South Farm Relief Services		5067R	Resigned
North West Kildare and North Offaly Partnership		253949	
The Offaly County Enterprise Board Limited		225589	

BLUEPRINT 2000

S195 Companies Act 1963 (inserted by s51 Companies Act 1990, and amended by s47 Companies (Amendment)(No. 2) Act 1999 and by s91 Company Law Enforcement Act 2001)
S249A Companies Act 1990 (inserted by s107 Company Law Enforcement Act 2001)
S43, s44 (other than subsection (2)) and s45 (other than subsections (3)(b) and (5)) Companies (Amendment)(No. 2) Act 1999
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

Document No: 15
2005

CRO receipt date stamp

Companies Acts, 1963 to 2003

B10

Tick box if bond is attached ☐
note six

Company Number 1 2 9 9 3 3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*: Glanbia plc

Change(s) *note one*: That Michael Keane was appointed as Director

Date change(s) take(s) effect — Day: 09 Month: 06 Year: 2005

New Secretary/ Director *including shadow/ alternate director*

Please give details below of the person who has consented in writing to become secretary and/ or director.
(continued overleaf) note two

Surname *note three*	Keane	Former Surname *note four*	
Forename *note three*	Michael	Former Forename *note four*	
Date of birth *note five*	Day 01 Month 04 Year 1952	Irish Resident *note six*	X
		Alternate Director *note seven*	
Residential address *note three*	Foxhall, Ballinamona, Ardmore, Youghal, Co. Cork, Ireland		
Business occupation *note five*	Farmer	Nationality *note five*	Irish

	Company *note eight*	Place of Incorporation *note nine*	Company Number
Other directorships	See continuation sheet		

Consent *note ten*

I hereby consent to act as:

[X] director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

[ ] secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature: Michael Keane   Date: 9/6/2005

Continue overleaf for certification

Presenter Details

Name	Glanbia plc		
Address	Group Secretariat Department, Glanbia House, Kilkenny		
DX Number		DX Exchange	
Telephone Number	056-7772200	Fax Number	
Email	jroche@glanbia.ie	Reference Number	

director

note three

Forename | Former Forename *note four*

note three

Date of birth *note five*: Day Month Year

Irish Resident *note six* ☐ Alternate Director *note seven* ☐

Residential address *note three*

Business occupation *note five*

Nationality *note five*

Other directorships: Company *note eight* | Place of Incorporation *note nine* | Company Number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature

Date

---

note three

Surname | Former Surname *note four*

note three

Forename | Former Forename *note four*

Date of birth *note five*: Day Month Year

Irish Resident *note six* ☐ Alternate Director *note seven* ☐

Residential address *note three*

Business occupation *note five*

Nationality *note five*

Other directorships: Company *note eight* | Place of Incorporation *note nine* | Company Number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature

Date

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B10.

Signature [signature]

Name *in bold capitals or typescript*: GEOFFREY JOSEPH MEAGHER

☑ Director ☐ Secretary *note eleven* Date 9/6/2005

Director's Name Michael Keane

Other directorships

note eight
Applicable to directors only. State the company name and number of other bodies corporate, whether incorporated in the State or elsewhere, of which the person is or has been director. Exceptions to this rule are made for bodies (a) of which the person has not been a director at any time during the past 10 years; (b) which the company is (or was at the relevant time) a wholly owned subsidiary; (c) whic[illegible]e (or were at the relev[illegible] time) wholly owned subsidiaries of the company. Pursuant to s45(1) Companies (Amendment) (No.2) Act 1999, a person shall not at a particular time be a director of more than 25 Irish-registered companies. However, under s45(3) of the Act, certain directorships are not reckoned for the purposes of s45(1). For further information, see CRO Information Leaflet No.1.

Note nine
Place of incorporation if outside the State

Company Name *note eight*	Place of Incorporation *note nine*	Company Number	Resigned
Glanbia Co-operative Society Limited		4928 R	

BLUEPRINT 2000

File No. 82 - 4734

Document No: 16
2005

financial express

Glanbia PLC
15 June 2005

Glanbia plc: Notification of Interests of Secretary - Mr. Michael Horan

Nature of Transaction: Appointment as Secretary on 9 June, 2005

Description of shares: Ordinary €0.06

Date of Disclosure: 15 June, 2005

Share Options:

Share Options granted under the Glanbia plc Irish Savings-Related Share Option Scheme:

Date of Grant: 1 August 2002
Date on which exercisable: 1 September 2005
Total Amount paid for grant of option: Nil
Exercise price: €1.20
Nature of Interest: Beneficial
Number of shares: 4,593 shares

For the purposes of section 53 of the Companies Act, 1990, Mr Horan is deemed to be interested in the ordinary shares beneficially owned by the Glanbia Employees' Share Trust (1,731,320 ordinary shares as at 9 June, 2005).

15 June, 2005

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